Filed Pursuant to Rule 433

Registration Statement No. 333-210266

February 27, 2017

Final Term Sheet

Issuer:	Westar Energy, Inc.

Legal Format:	SEC Registered

Ratings*:	Moody’s: A2 (stable outlook); S&P: A (negative outlook)

Trade Date:	February 27, 2017

Settlement Date:	March 6, 2017 (T + 5)

Interest Payment Dates:	Semi-annually on April 1 and October 1, beginning on October 1, 2017.

Issue of Securities:	First Mortgage Bonds, 3.100% Series due April 1, 2027

Principal Amount:	$300,000,000

Maturity Date:	April 1, 2027

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Price/Yield:	98-31+ / 2.365%

Spread to Benchmark Treasury:	+78 basis points

Yield to Maturity:	3.145%

Coupon:	3.100%

Public Offering Price:	99.612% of the principal amount

Optional Redemption:	Prior to January 1, 2027 (the par call date), at any time at a discount rate of Treasury plus 15 basis points (calculated to the par call date). On or after January 1, 2027, at any time at par.

Gross Spread:	0.650%

Net Proceeds (before expenses):	Approximately $296,886,000 after deducting the underwriters’ discount.

CUSIP/ISIN:	95709TAP5 / US95709TAP57

Ranking:	As of December 31, 2016, after giving effect to this offering and the use of proceeds described in “Use of Proceeds” in the prospectus supplement, the Company would have had total indebtedness of approximately $3.88 billion (excluding intracompany debt, trade payables and debt of variable interest entities). Of this amount, approximately $1.0 billion would have been structurally senior to the First Mortgage Bonds because the Company’s subsidiaries are the obligors under such indebtedness.

Issuance of Additional Bonds:	As of December 31, 2016, approximately $756.6 million in aggregate principal amount of additional First Mortgage Bonds could be issued under the most restrictive provisions of the Company’s mortgage, taking into account the issuance of $300 million of First Mortgage Bonds offered hereby and the use of proceeds described in “Use of Proceeds” in the prospectus supplement.

Joint Book-Running Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc. Regions Securities LLC Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus and prospectus supplement if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.